CHINA GENGSHENG MINERALS, INC.

No. 88 Gengsheng Road
Dayugou Town, Gongyi
Henan, People’s Republic of China 451271

April 22, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sherry Haywood

Re:	China GengSheng Minerals, Inc.
Registration Statement on Form S-3
Originally Filed March 15, 2010
File No. 333-165486

Dear Ms. Haywood:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China GengSheng Minerals, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-165486 (the “Registration Statement”), to April 28, 2010, at 4:00 p.m., Eastern time, or as soon as practicable thereafter. Please notify our attorney, Paul Davis Fancher, Esq., by phone at (404) 885-3310 or by fax at (404) 962-6755 of the date and time that the Registration Statement has been declared effective.

In connection with the foregoing request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China GengSheng Minerals, Inc.

By: /s/ Shunqing Zhang
      Name: Shunqing Zhang
      Title: Chief Executive Officer and President